Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

April […], 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
Geneva Advisors International Growth Fund (S000040834)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 22, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 360 to its registration statement, filed on behalf of its series, Geneva Advisors International Growth Fund (the “Fund”).  PEA No. 360 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on March 8, 2013 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  The Staff requests that footnote 1 to the fees and expenses table be removed, as the Management Fees line item represents fees to be paid by the Fund, and do not reflect separate account fees charged by the Adviser.  The Staff further notes that this disclosure is not permitted by Form N-1A.

Response:  The Trust responds by making the requested revision.

2.	Staff Comment: If the Fund will invest in derivatives as a principal strategy, please include related disclosure in the discussion of the Fund’s principal investment strategies and risks.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in derivatives as a principal investment strategy.

Prospectus – Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

3.
Staff Comment:  Please avoid repetition of the discussion of Principal Investment Strategies from the Summary Section in the discussion of Principal Investment Strategies in this section, as required by Item 9 of Form N-1A.

Response:  The Trust responds by revising the Item 9 disclosure of Principal Investment Strategies in this section of the Prospectus to read as follows:

“The Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. and foreign issuers without regard to market capitalizations.

Investments in Common Stocks.  A common stock represents a proportionate share of the ownership of a company and its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions.  The Fund may invest in common stocks of companies with market capitalizations of any size.  The Adviser normally does not engage in active trading of the Fund’s investments.  The Adviser’s general strategy is to purchase securities for the International Growth Fund based upon what the Adviser believes are long-term trends.  This strategy may help to reduce the impact of trading costs and tax consequences associated with high portfolio turnover, such as increased brokerage commissions and a greater amount of distributions that include short-term capital gain taxable to shareholders at ordinary income rates.  The Adviser may sell the Fund’s investments for a variety of reasons, including to secure gains, limit losses or reinvest in more promising investment opportunities.

Investments in Securities of Foreign Issuers.  The Fund considers “foreign issuers” to be non-U.S. companies: (a) whose securities are not traded on a U.S. exchange; (b) whose securities are traded on a U.S. exchange, and denominated in U.S. dollars, in the form of ADRs; or (c) who are organized and headquartered outside the U.S., but whose securities are publicly traded on a U.S. exchange.  In considering whether to invest in the securities of a foreign issuer, the Adviser considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries, and also factors relating to the general economic, governmental and social conditions of the country or countries where the company is located.

Temporary Strategies; Cash or Similar Investments.  For temporary defensive purposes, the Adviser may invest up to 100% of the Fund’s total assets in high-quality, short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements.  Taking a temporary defensive position may result in the Fund not achieving its investment objective.  Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds’ management fees and operational expenses.”

Prospectus – Management of the Fund – Prior Performance of the Adviser’s Similar Accounts

4.	Staff Comment: Please clarify the statement of the typical management fee paid by the private accounts comprising the International Growth Strategy Composite.

Response: The Trust responds by restating the typical private account fee as follows:

“The private accounts comprising the International Growth Strategy Composite are subject to a typical annual management fee of 1.50% of assets, paid quarterly.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers